Exhibit 99.2

August 3, 2016

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of ARC Resources Ltd. dated August 2, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements (1) to (3) in the Notice.

Yours very truly,

Chartered Public Accountants, Chartered Accountants